Exhibit No. 99.1

Armstrong

Process for Evaluation Of Director Candidates

Armstrong’s Board of Directors has established its Nominating and Governance Committee (sometimes referred to here as “the Nominating Committee”) as one of its three permanent committees. Committee members are listed in the “Board Committees” discussion. All members meet independence standards set by the SEC, the Nasdaq Stock Market and Armstrong’s own Corporate Governance Principles.

The Nominating and Governance Committee has a charter that was established by the Board of Directors. Among other things, the charter delegates to the Committee responsibility for identifying director candidates, evaluating the performance of the Board, overseeing director independence and related-party relationships, and directing new director orientation and ongoing director education.

Shareholder Suggestions of Board Candidates

Shareholders can suggest candidates for the Nominating Committee to evaluate as potential nominees for the Board of Directors. All director candidates, whether from shareholders or not, are evaluated under the process described here.

Evaluation of Director Candidates

Board recruitment entails consideration of broader composition issues, such as the alignment of board competence with company business and strategy. The objective is to assemble a matrix of approximately 9 to 11 individuals (the exact number is established under the Company’s Bylaws and any other governance documents) who bring to the table, in the aggregate, all the skills and background needed on the board of this company, having due consideration for the nature of its operations and the qualifications and experience of its management. Alignment with corporate business and strategy is critical to creating a board that adds value for shareholders and the management team.

This analysis helps ensure that the board contains the appropriate mix of skills, experience, and abilities. Our first step in addressing board composition is having a vision of the profile of the desired board. Typically, two aspects of each potential director are considered:

•	individual director qualities – the personal characteristics that each director should have (such as integrity, independence, diligence) for the board to perform effectively as a team;

•	specific background, skills, experience, and competencies – the talents and insights (preferably aligned with corporate business and strategy) that should be present when the entire board meets, with each individual director contributing in one or more areas;

Using these criteria for identifying or screening candidates not only provides a more thoughtful basis for decision making, but helps to address gaps in board composition and improves the likelihood that new directors will be effective contributors. These qualifications have been articulated below.

This Process describes the general steps involved in identifying and evaluating director candidates. Each search ultimately follows its own unique path, but the basic elements of each are the same.

Candidates are sought through search processes to identify qualified prospects who could complement the Board with a range of relevant backgrounds and experience. Through other business contacts of board members, potential board candidates come to the attention of the Nominating Committee from time to time. The Nominating Committee also has the authority to retain director search firms as it sees the need (although none have been used in at least the last five years). Candidates are assessed for their interest level and screened against specific criteria the Committee establishes periodically for open or upcoming positions. Those that are judged best qualified are interviewed first by selected members of the Nominating Committee, the Chairman, and such other board members as the Nominating Committee determines are appropriate. In this process, the Committee is mindful of the criteria the Board uses to evaluate the effectiveness of the Board and current directors. Nominating Committee members discuss candidates with their Board colleagues and reach a recommendation for the Board, which makes the final decision.

Invitations for a position on the Board are extended jointly by the Chair of the Nominating Committee and the Chairman.

Candidates must supply personal and professional background information and cooperate to verify their education, professional record and personal history. The Nominating Committee determines the level of background evaluation appropriate in each case.

Submission and Handling of Shareholder Suggestions

Shareholders who wish to suggest an individual for service on the Board of Directors are requested to review this Process for Evaluation of Director Candidates, including the Qualifications for Armstrong Directors and Position Description for an Armstrong Director.

In the transmittal letter or e-mail, please supply this information:

•	The full name, address, education and professional experience of the individual and why you believe this person will be a good director.

•	The consent of the individual to be considered and to serve if elected.

•	The individual’s assessment of their qualifications and independence under SEC, NASDAQ, and Articles II and III of Armstrong’s Corporate Governance Principles.

•	The number of shares of Armstrong stock and the amount of Armstrong bonds held by the individual, and by the person(s) supporting the individual.

You may be contacted for further information to assist the Committee evaluation.

Submit suggestions and the requested information to the Corporate Secretary by mail at the address noted above or by e-mail to corpgovernance@armstrong.com.

Although all suggestions will be considered, shareholders are encouraged to submit suggested candidates as soon as possible to allow them the fullest consideration. (Please see the following section.)

Shareholder suggestions for Board candidates are referred to the Corporate Secretary for a preliminary analysis with respect to applicable qualifications for Armstrong directors. When the Nominating Committee determines that further consideration of a candidate is warranted, it directs the Corporate Secretary to research additional information about the person and arrange a discussion with him or her, as appropriate. When the Nominating Committee determines that it is not appropriate to consider a particular candidate, the Corporate Secretary will be directed to advise the person (and the proponent, if different) of this fact.

Timing for Shareholder Suggestions

Interested parties are encouraged to submit their suggested candidates by July or earlier in order to allow their candidate the fullest consideration for election at the next annual meeting. Suggestions from shareholders are most helpful early on in each new board term (terms generally run from each May to the following April). This allows them to be properly researched, broadly evaluated and carefully weighed against other candidates in time for the Nominating Committee to make its recommendations to the full Board in December. On the Committee’s planning timetable for annual elections, candidate assessment has begun in earnest by July of each year, and is in the final stages in October through December.

From time to time, vacancies do arise during the year, however, and shareholder suggestions timely to those situations will be considered for those posts as well.

Differences in the Consideration Process

Although the details vary in each individual case, the Nominating Committee employs the same basic process for all director candidates, however they may be proposed for consideration. Suggestions from shareholders are considered under the same process, although candidates who are endorsed by major shareholders or by a broad cross section of holders are naturally more likely to be given greater consideration appropriate to such support. Thoughtful and well-supported suggestions that explain the personal qualifications and experience of candidates, and candidates who cooperate to provide background information and access will also be given greater weight. At the end of the process, however, each candidate stands on his or her own record and qualifications.

Vacancies and Incumbents

Suggestions for Board candidates are most helpful in the final year of an incumbent director’s service (due to age, service limitations or other reasons). Where there are no current or pending vacancies and where the Board’s self-evaluation process has not identified any material weaknesses, the Nominating Committee is much less likely to recommend changing the Board’s composition and dynamics to remove an incumbent and replace him or her with a new candidate. The Board and the Nominating Committee are always interested in other shareholder views nonetheless.

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